Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Mohawk Industries, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-87998) on Form S‑8 for the Mohawk Carpet Corporation Retirement Savings Plan II of our report dated June 28, 2005, with respect to the statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan II as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended and related supplemental schedule, which report appears in the December 31, 2004 Annual Report on Form 11‑K of the Mohawk Carpet Corporation Retirement Savings Plan II.

Atlanta, Georgia
June 28, 2005